EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2015		2014		2013		2012		2011
Ratio 1 – Including Interest on Deposits
Earnings:
Income (loss) from continuing operations before income taxes	$358,573		302,559		252,628		31,477		(59,532)
Fixed charges excluding preferred stock dividends and accretion	126,355		117,001		126,379		158,224		226,987
Total	484,928		419,560		379,007		189,701		167,455
Fixed Charges:
Interest on deposits	65,534		55,179		64,392		95,749		173,885
Interest on short-term borrowings	168		220		324		614		1,063
Interest on long-term debt	52,942		54,009		54,106		53,659		42,654
Portion of rents representative of the interest factor (1/3) of expense	7,711		7,593		7,557		8,202		9,385
Preferred stock dividends and accretion	10,238		10,238		40,830		58,704		58,088
Total fixed charges including preferred stock dividends and accretion	$136,593		127,239		167,209		216,928		285,075
Ratio of earnings to fixed charges	3.55	x	3.30	x	2.27	x	0.87	x	0.59	x

Ratio 2 – Excluding Interest on Deposits
Earnings:
Income (loss) from continuing operations before income taxes	$358,573		302,559		252,628		31,477		(59,532)
Fixed charges excluding preferred stock dividends and accretion	60,821		61,822		61,987		62,475		53,102
Total	419,394		364,381		314,615		93,952		(6,430)
Fixed Charges:
Interest on short-term borrowings	168		220		324		614		1,063
Interest on long-term debt	52,942		54,009		54,106		53,659		42,654
Portion of rents representative of the interest factor (1/3) of expense	7,711		7,593		7,557		8,202		9,385
Preferred stock dividends and accretion	10,238		10,238		40,830		58,704		58,088
Total fixed charges including preferred stock dividends and accretion	$71,059		72,060		102,817		121,179		111,190
Ratio of earnings to fixed charges	5.90	x	5.06	x	3.06	x	0.78	x	nm